Exhibit 99.5

Project Alpha – Master Q&A

This document is intended for use by Applied senior leadership only, and not for broad distribution.

General

1.	Why does this transaction make sense for Applied?

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After a thorough review of our options, the Board believes this transaction and the offer price is more favorable to the Company’s stockholders than the anticipated treatment of Shares in a wind down proceeding, whether inside or outside of bankruptcy, which would likely result in no proceeds payable to the Company’s stockholders.

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This transaction would give us the resources we need to keep moving forward with bringing Govorestat and our other drug candidates to patients with rare diseases. By selling to Cycle, we’re in a position to continue pursuing our mission and create more opportunities for patients with rare diseases.

2.	Who is Cycle? Why is Cycle the right partner for Applied?

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Cycle Group Holdings Limited is a company focused on providing treatments and services for patients with neurological, rare metabolic, and rare immunological conditions, most of which are genetic conditions.

•	They market nine commercial products within the United States and bring meaningful experience in developing and commercializing drug products.

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Cycle is a well-capitalized acquirer with the strategic interest and resources to support Applied’s assets, provide working capital financing through closing, and move expeditiously without a financing condition.

3.	Why is now the right time for this transaction?

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The Board, with the assistance of outside financial and legal advisors, has conducted a thorough evaluation of the Company’s strategic alternatives and the Company’s existing cash and projected cash needs, including the likelihood that the Company could not continue as a going concern and determined that Cycle’s offer is more favorable to the Company’s stockholders than the anticipated treatment of Shares in a wind down proceeding, whether inside or outside of bankruptcy, which would likely result in no proceeds payable to the Company’s stockholders.

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The timing of this transaction provides Applied access to Cycle’s resources to continue our operations, include by provide a working capital facility of up to U.S. $8.5 million during the period between signing and closing based on an approved budget.

4.	Why do you believe this transaction will generate more value for shareholders than Applied’s standalone strategy?

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Remaining independent would require substantial new financing in a challenging environment, likely on terms highly dilutive to current stockholders (if available at all). By contrast, the transaction delivers immediate cash value, a clear path to closing, and participation in future upside through contingent value rights (CVRs), which the Board—supported by an independent fairness opinion—determined to be more favorable on a risk-adjusted basis than the anticipated treatment of Shares in a wind down proceeding, whether inside or outside of bankruptcy.

5.	Did the Applied board run a full strategic review process?

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Yes. Over numerous meetings, the Board, with its advisors, evaluated a comprehensive range of alternatives, including continuing as a standalone company, mergers, acquisitions, partnerships, joint ventures, licensing, other strategic transactions, and winding down the company’s operations.

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The Applied Board ran a full strategic review process involving outreach to and discussions with 30+ potential partners. The transaction presents a unique opportunity for shareholders to realize immediate value through upfront cash consideration, while retaining the potential for additional value down the road via the CVR.

6.	Did Applied engage in discussions with other parties besides Cycle? Did Applied receive any other expressions of interest, or formal offers?

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Applied contacted and engaged with over 30 potential counterparties. Following this outreach and negotiation process, the Board concluded that Cycle’s proposal represented the best available offer at the time of signing, with a high likelihood of closing and supportive interim funding.

•	Full details about the background of the transaction will be filed with the SEC in due course.

7.	What is the likelihood that other bidders emerge? What ability does Applied have to respond to a higher offer?

•	We’re not going to speculate on hypotheticals.

•	Applied has the right to respond to unsolicited proposals that are determined superior as defined in the merger agreement, which will be filed with the SEC in due course.

8.	What approvals are required to complete this transaction?

•	The transaction is subject to customary closing conditions.

•	We expect the transaction to close in the first quarter of 2026.

9.	Do you anticipate regulatory scrutiny, or a second request from the FTC/DOJ?

•	No HSR filing is required for this transaction.

•	We also do not anticipate that any foreign merger control approvals will be needed.

10.	Is there a breakup fee associated with this transaction?

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Yes, equal to 4.5% of the upfront transaction equity value plus 4.5% of the value of the Company’s outstanding borrowings under the working capital facility entered into with Cycle concurrently with the execution of the merger agreement. Full details are included in the merger agreement, which will be filed with the SEC in due course.

11.	When will the transaction close?

•	We expect the transaction to close in the first quarter of 2026.

•	The transaction is subject to customary closing conditions, as well as the satisfaction of the minimum tender condition that a majority of outstanding shares of Applied must be tendered in the offer.

12.	Will the Applied management team remain with the business after closing?

•	The specific leadership team is something that will be decided upon as part of the integration process.

13.	What will happen to Applied’s corporate headquarters?

•	That is something that will be decided as part of the integration process.

Employees

14.	What does this transaction mean for Applied employees?

•	Details regarding employees will be decided as part of the integration process.

•	It is essential that everyone at Applied remains focused on our important work of bringing Govorestat and our other drug candidates to patients with rare diseases.

15.	How will Applied be integrated into Cycle?

•	Those details will be decided as part of the integration process.

16.	Do you expect layoffs as a result of this transaction?

•	It’s too early to speculate on any potential workforce impacts. It is important to maintain our focus on continuing to operate as we do today.

•	We are committed to keeping you informed throughout this process and will share additional information as it becomes available.

17.	What will happen to my benefits and pay?

•	Until the transaction is finalized, which we expect to occur in the first quarter of 2026, Applied will remain your employer and you will continue to receive your pay and benefits as usual.

•	We are committed to keeping you informed throughout this process and will share additional information as it becomes available.

18.	I own Applied stock. What should I do with it? What will happen to it at closing?

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Any shares owned in Applied at the time of closing will entitle you to receive, on a per share basis, $0.088 in cash and one CVR. The CVR entitles holders to potential milestone payments of up to $0.40 per share based on certain regulatory and commercial achievements, as well as a pro rata share of any closing cash in excess of $500,000 (capped at $1.5 million) after payment of Applied’s indebtedness and transaction expenses.

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Any in-the-money options in Applied at the time of closing (those options with an exercise price below $0.088) will entitle you to receive, on a per-option-share basis, cash equal to the difference between $0.088 and your exercise price, plus one CVR. The CVR entitles holders to potential milestone payments of up to $0.40 per share based on certain regulatory and commercial achievements, as well as a pro rata share of any closing cash in excess of $500,000 (capped at $1.5 million) after payment of Applied’s indebtedness and transaction expenses. Any out-of-the-money stock options (those with an exercise price at or above $0.088) will fully vest prior to closing, and holders will be permitted to exercise them before the closing; however, any such options that are not exercised by closing will be cancelled for no consideration and will not receive cash or CVRs.

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Any RSUs outstanding at the time of closing will entitle you to receive, on a per-RSU basis, $0.088 in cash and one CVR. The CVR entitles holders to potential milestone payments of up to $0.40 per share based on certain regulatory and commercial achievements, as well as a pro rata share of any closing cash in excess of $500,000 (capped at $1.5 million) after payment of Applied’s indebtedness transaction expenses.

19.	What happens between now and closing?

•	Until the transaction closes, which is expected in the first quarter of 2026, Cycle and Applied will continue to operate independently, and it’s business as usual.

•	It is essential that everyone at Applied remains focused on the business at hand and continuing to advance Govorestat to benefit patients suffering from debilitating disease.

20.	Who should I contact if I have additional questions? When will you provide more information?

•	If you have any questions, please don’t hesitate to reach out to Les Funtleyder, CFO and Interim CEO at Lfuntleyder@appliedtherapeutics.com

•	We will do our best to be transparent and keep you informed as we move through the transaction, providing information and additional context as we can.

21.	What should I do if I receive calls from members of the media, or the investor community?

•	If you receive any inquiries from reporters, investors, or any other outside parties, please promptly refer them to Les Funtleyder, CFO and Interim CEO at Lfuntleyder@appliedtherapeutics.com.

•	It is important that we speak with one voice on this matter.

Additional Information and Where to Find it

The tender offer referred to in this document has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that Cycle Group Holdings Limited (“Parent”) and AT2B, Inc., an indirect wholly owned subsidiary of Parent (“Purchaser”) will file with the SEC upon commencement of the tender offer. At the time the tender offer is commenced, Parent and Purchaser will cause to be filed a tender offer statement on Schedule TO with the SEC, and Applied Therapeutics will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.

THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION AND THE PARTIES THERETO. INVESTORS AND STOCKHOLDERS OF APPLIED THERAPEUTICS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AND EACH AS IT MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES OF COMMON STOCK IN THE OFFER.

Both the tender offer statement and the solicitation/recommendation statement will be mailed to Applied Therapeutics’ stockholders free of charge. A free copy of the tender offer statement and the solicitation/recommendation statement will also be made available to all stockholders of Applies Therapeutics by accessing https://ir.appliedtherapeutics.com/ or by contacting Investor Relations at appliedtherapeutics@argotpartners.com. In addition, the tender offer statement and the solicitation/recommendation statement (and all other documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov, upon filing with the SEC.

APPLIED THERAPEUTICS’ STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements that are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, statements regarding the proposed acquisition of Applied Therapeutics by Parent, the expected timetable for completing the transaction, and Applied Therapeutics’ future financial or operating performance. These forward-looking statements typically can be identified by words such as “believe,” “expect,” “estimate,” “predict,” “target,” “potential,” “likely,” “continue,” “ongoing,” “could,” “should,” “intend,” “may,” “might,” “plan,” “seek,” “anticipate,” “project” and similar expressions, as well as variations or negatives of these words. Forward-looking statements include, without limitation, statements regarding the proposed acquisition of Applied Therapeutics by Parent, similar transactions, prospective performance, future plans, events, expectations, objectives, opportunities, and the outlook for Applied Therapeutics; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; and the accuracy of any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties; accordingly, investors are cautioned not to place undue reliance on forward-looking statements. Actual results may differ materially due to several factors. Factors that could cause future results to differ materially include: risks associated with the timing of the closing of the proposed transaction, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the proposed transaction will not occur; uncertainties as to how many of Applied Therapeutics’ stockholders will tender their shares in the offer; the possibility that competing offers will be made; the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement, including circumstances requiring the Company to pay a termination fee pursuant to the Merger Agreement; the outcome of any legal proceedings that may be instituted against the parties and others related to the merger agreement; unanticipated difficulties or expenditures relating to the proposed transaction; the response of business partners to the announcement of the proposed transaction, and/or potential difficulties in employee retention as a result of the announcement and pendency of the proposed transaction; the possibility that the milestone payments related to the CVR will never be achieved and that no milestone payment may be made or if made the amount of such milestone payment made; the risk that any equityholder litigation in connection with the proposed transactions may result in significant costs of defense, indemnification and liability; Applied Therapeutics’ ability to successfully demonstrate the efficacy and safety of its drug or drug candidates, and the preclinical or clinical results for its product candidates, which may not support further development of such product candidates; comments, feedback and actions of regulatory agencies; Applied Therapeutics’ dependence on the successful clinical development, regulatory approval and commercialization of its product candidates; the inherent uncertainties associated with developing new products or technologies and operating as clinical stage company; the Company’s obligations under the Promissory Note and its ability to satisfy such obligations; the Company’s ability to receive loans from Parent under the Promissory Note; the Company’s cash sufficiency and runway; and other risks identified in Applied Therapeutics’ SEC filings, including Applied Therapeutics’ Annual Report on Form 10-K for the year ended December 31, 2024, Quarterly Reports for the quarters ended March 31, 2025, June 30, 2025 and September 30, 2025 and subsequent filings with the SEC. Applied Therapeutics cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. The forward-looking statements in this document speak only as of the date of this document. Applied Therapeutics undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as may be required by applicable law.